JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com

                                                November 7, 2008

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C.  20549
Attention:      Mr. Jorge L. Bonilla
Ms. Yolanda Crittendon

Re:	Grant Park Futures Fund Limited Partnership
File No. 000-50316
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008

Dear Mr. Bonilla and Ms. Crittendon:

On behalf of Grant Park Futures Fund Limited Partnership (“Grant Park”), this letter responds to the comment letter dated October 30, 2008 from Mr. Bonilla with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, and Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008.  The text of your letter has been included for your reference and Grant Park’s response is presented below each comment.

Form 10-K

Grant Park Futures Fund Limited Partnership

Note 1 Nature of Business and Significant Accounting Policies

Organization and offering costs, page F-12

1.           We have read and considered your response to comment one.  Explain to us how you have analyzed SAB 99 in concluding that the effect of the difference in accounting for these offering costs as a charge to partners’ capital as opposed to charging to as an expense was not material to previously filed financial statements.

United States Securities and Exchange Commission
November 7, 2008

We have reviewed the SEC’s SAB 99 as required in analyzing the materiality of the effect on Grant Park’s consolidated financial statements of the difference in accounting for the fund’s offering costs as a charge to partners’ capital versus a charge to expense.  In accordance with SAB 99, registrants and their auditors should consider whether each misstatement in the registrant’s financial statements is material, irrespective of its effect when combined with other misstatements.  The guidance notes that the analysis should consider whether the misstatement of “individual amounts” causes a material misstatement of the financial statements taken as a whole.  This analysis requires consideration of both quantitative and qualitative factors.

The significant financial measure of Grant Park is its net asset value per unit. In determining the net asset value per unit, the amount of Grant Park’s offering costs is deducted directly from partners’ capital and, accordingly, included in the calculation of the net asset value per unit.  If, alternatively, the offering costs are included as part of expense, the amount of Grant Park’s net income is reduced and, accordingly, the amount of partners’ capital is likewise reduced, resulting in the same net asset value per unit.  The impact on the net asset value does not change as a result of recording the offering costs as a direct reduction to partners’ capital or to expense.  Therefore, from a quantitative perspective there is no effect on Grant Park’s financial statements and, accordingly, no material misstatement of the financial statements.

From a qualitative perspective, since the net asset value per unit is not affected by recording the offering costs as a direct reduction of partners’ capital, the financial statements are not misleading to the partners as to the financial performance of Grant Park.

We appreciate your prompt review of and assistance with this response.  Please feel free to call me at 312-609-7835 if you have any questions or further comments.

                                Very truly yours,

                                                /s/ Jennifer Durham King

                                Jennifer Durham King

JDK/bjp

cc:	Ms. Maureen O’Rourke